Mail Stop 6010

August 25, 2006

Mr. Mark R. Hollinger
Chief Executive Officer
Merix Corporation
1521 Poplar Lane
Forest Grove, Oregon 97116

      RE: **Merix Corporation**
                     Form 10-K for the fiscal year ended May 27, 2006
                     Filed August 24, 2006
                     File No. 0-23818

Dear Mr. Hollinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ending May 27, 2006

Notes to Consolidated Financial Statements, page 51

Note 1. Summary of Significant Accounting Policies, page 51

Basis of Consolidation, page 51

1. We see that you combined the results of Merix Asia in the consolidation with a one-month lag. Please tell us and in future filings explain the necessity for the use of different closing dates. Also, disclose the effect of intervening events which materially effect the financial position or results of operations. Refer to Article 3A-02 (b) of Regulation S-X.

Note 10. Debt and Financing Arrangements, page 65

2. We note that you have issued a convertible term note to Thomas Weisel Partners LLC and that you may incur additional interest pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address the following:

- Tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the convertible term note to Weisel Partners LLC includes any embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. In this regard, it appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. Please specifically provide us with your analysis of how paragraphs 12-32 of EITF 00-19 impact your required accounting and presentation of the notes.

- In future filings, revise the financial statements to describe clearly how you have accounted for the convertible term note, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.

- In future filings, revise the Critical Accounting Estimates section of MD&A to disclose the methodology and significant estimates used to value any of instruments you carry at fair value.

Form 10-Q for the Period Ended August 26, 2006

Financial Statements, page 3

Note 13. Stock-Based Compensation Plans, page 18

3. Please do not include the pro forma disclosures on page 21 (that remove the effects of applying SFAS 123R) in your future filings. Refer to the guidance at SAB Topic 14G, Question 4.

Controls and Procedures, page 41

4. Based on your current disclosures herein, it is unclear to us whether your certifying officers have reached a conclusion that your disclosure controls and procedures are or are not effective. Please tell us your officers' conclusions regarding the effectiveness of your disclosure controls and procedures for the period ended August 26, 2006 and revise future filings to specifically state your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant